

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 21, 2008

By facsimile to (712) 376-2815 and U.S. Mail

Mr. Ron Wetherell
Chairman
Little Sioux Corn Processors, LLC
4808 F Avenue
Marcus, IA 51035

Re: Little Sioux Corn Processors, LLC
        Revised Preliminary Proxy Statement on Schedule 14A and
        Amendment 1 to Preliminary Transaction Statement on Schedule 13E-3
        Filed October 8, 2008
        File Nos. 000-50270 and 005-84107

Dear Mr. Wetherell:

        We reviewed the filings and have the comments below.

Schedule 13E-3

1.   We note that you have incorporated the current proxy statement as requested in prior
        comment 2. Please ensure that you incorporate this proxy statement as amended.

PreR14A

Proxy Statement's Cover Page

2.   Refer to prior comment 3. As requested previously, revise both the proxy statement's
        cover page and the form of proxy to identify them as preliminary. See Rule 14a-6(c)(1)
        of Regulation 14A.

3.   Refer to prior comment 6. As requested previously, highlight also by bold face print or
        otherwise the fact that unitholders who receive Class C units are entitled to vote only on
        dissolution of Little Sioux.

4.   Please correct the reference to Section 15 registered securities in the fourth paragraph on the cover page.

Material Federal Income Tax Consequences of the Reclassification Transaction, page 38

5.   With a view toward providing a more definitive statement of tax consequences, please refer to the material tax consequences rather than "anticipated" material tax consequences. Please also remove the phrase "we believe" under "Federal Income Tax Consequences to Little Sioux." Please make conforming changes elsewhere in your proxy statement where similar discussions appear.

Description of Proposed Other Changes in the Fourth Amended and Restated Operating Agreement, page 40

6.   Please unbundle the change identified as a result of prior comment 25 and present it as a separate matter for unitholders to vote on both in the proxy statement and in the proxy card. See Rule 14a-4(a).

Closing

        As appropriate, please amend the filings and respond to this comment letter within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the filings to expedite our review. Please furnish a cover letter with the filings that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the filings and responses to our comments.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. The filing persons are responsible for the adequacy and accuracy of the disclosures that they have made.

        When responding to our comments, provide a written statement from each filing person in which each filing person acknowledges that:

- Each filing person is responsible for the adequacy and accuracy of the disclosure in the filings.

- Our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action on the filings.

- The filing persons may not assert our comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Commission's Division of Enforcement has access to all information that you provide us in our review of the filings or in response to our comments on the filings.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director